UF 3-10-05

05036175

SE MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 2142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trubee, Collins & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M & T Plaza
(No. and Street)

Buffalo	New York	14203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor 716-849-1470 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

403 Main Street	Buffalo	New York	14203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2005

OATH OR AFFIRMATION

I, William R. Pictor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trubee, Collins & Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN M. TORLONE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 12/29/05

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
www.lumsdencpa.com

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trubee, Collins & Co., Inc.

We have audited the accompanying statement of financial condition of Trubee, Collins & Co., Inc. as of December 31, 2004 and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2003 were audited by other auditors, whose report dated March 1, 2004 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trubee, Collins & Co., Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Trubee, Collins & Co., Inc. taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lumsden & McCormick, LLP

January 20, 2005

Statements of Financial Condition

December 31,	2004	2003
Assets		
Cash	**$ 309,549**	$ 238,276
Receivables from brokers and dealers	**268,952**	350,980
Investments (Note 2)	**103,149**	40,381
Property and equipment, net (Note 3)	**8,634**	11,061
Prepaid expenses and other	**68,608**	64,736
	$ 758,892	$ 705,434
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	**296,854**	245,902
Liabilities subordinated to claims of general creditors (Note 4)	**26,000**	26,000
Stockholders' equity:		
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares	**10,216**	10,216
Additional paid-in capital	**418,056**	418,056
Retained earnings	**127,716**	125,210
Treasury stock - 2,875 shares at cost	**(119,950)**	(119,950)
	436,038	433,532
	$ 758,892	$ 705,434

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee, Collins & Co., Inc. (the Company) was organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York, and services clients throughout the United States.

Customer Securities Transactions:

Customer securities transactions are recorded on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

Cash:

Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Investments:

The Company's investments in marketable securities have been classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published market value quotations. Unrealized gains and losses are included in earnings.

The Company's investments also include warrants obtained through a private placement and other non-marketable items carried at estimated fair value.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Investments:

	2004	2003
Marketable securities	$ 60,904	$ 27,781
Other	42,245	12,600
	$ 103,149	$ 40,381

3. Property and Equipment:

	2004	2003
Furniture and equipment	$ 92,266	$ 88,988
Less accumulated depreciation	83,632	77,927
	$ 8,634	$ 11,061

4. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond with a maturity date of December 31, 2006.

The subordinated borrowings are covered by an agreement approved by the National Association of Securities Dealers, Inc. and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 6).

5. Income Taxes:

	2004	2003
Current provision:		
Federal	$ -	$ -
State	798	-
	798	-
Deferred provision:		
Federal	-	1,693
State	-	603
	-	2,296
	$ 798	$ 2,296

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of progressive statutory rates, state taxes net of federal benefits, and certain nondeductible expenses.

Deferred income taxes on the balance sheets at December 31, 2004 and 2003 consist of the following included within prepaid expenses and others:

	2004	2003
Assets	$ 14,589	$ 14,589
Liabilities	(12,746)	(12,746)
	$ 1,843	$ 1,843

6. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 17a-5{a}), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company has net capital of $333,415 and $345,127, which was $83,415 and $95,127 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .89 to 1 and .71 to 1 at December 31, 2004 and 2003.

7. Leases:

The Company leases office space and certain office equipment pursuant to noncancelable operating leases. At December 31, 2004, future minimum rental payments due are:

2005	$ 88,000
2006	88,000
2007	7,000
	$ 183,000

Total expense for each of the years ended December 31, 2004 and 2003 was $93,000.

8. Contingencies:

The Company is subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2004.

9. Retirement Plan:

The Company maintains contributory 401(k) retirement plan available to all eligible employees, as defined in the agreement. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly. Total expense for the years ended December 31, 2004 and 2003 was approximately $210,000 and $176,000.

10. Stockholder Agreement:

Under the terms of an agreement with it's stockholders, the Company has the option to purchase the shares held by that stockholder in the event of termination or death. If the Company's option is not exercised, the remaining stockholders must purchase the shares.

11. Cash Flows Information:

Net cash flows from operating activities reflect cash payments for income taxes for 2004 and 2003 as follows:

	2004	2003
Income taxes	$ 798	$ 2,376

Noncash investing and financing activities excluded from the 2003 statement of cash flows include the Company's purchase and retirement of 1,232 shares of common stock in exchange for investments held valued at $51,744.